

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 22, 2010

By U.S. Mail and facsimile to (601) 352 -1441

Mr. N. Keith McKey, Chief Financial Officer
EastGroup Properties, Inc.
190 East Capitol Street, Suite 400
Jackson, MS 39201

> **Re:** **EastGroup Properties, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File No. 001-07094**

Dear Mr. McKey:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief